SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MediaAlpha, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
58450V104
(CUSIP Number)
Ambrose Wang
Wang Family Investments LLC
1201 Third Avenue, Suite 4900
Seattle, WA 98101
(206) 613-5539
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS Ambrose Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents (a) 250,000 shares of Class A Common Stock and (b) 1,750,000 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage beneficial ownership of the Reporting Person is based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2022.

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS Wang Family Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents (a) 250,000 shares of Class A Common Stock and (b) 1,750,000 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage beneficial ownership of the Reporting Person is based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022.

SCHEDULE 13D
This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 (the “Schedule 13D”) jointly by (i) Ambrose Wang and (ii) Wang Family Investments LLC, a Washington limited liability company (“Wang Family Investments”) relating to the shares of Common Stock, par value $0.01 (the “Class A Common Stock”), of MediaAlpha, Inc., a Delaware corporation (“MediaAlpha”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 amends the Schedule 13D as specifically set forth herein and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 1, are incorporated by reference into the responses to each other item, as applicable.

Item 2.    Identity and Background.
Paragraphs (b) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(b)    The business address of Mr. Wang and of Wang Family Investments is 1201 Third Avenue, Suite 4900, Seattle, WA 98101.
(c)    The present principal occupation of Mr. Wang is as an independent investor. Mr. Wang resigned as an officer of MediaAlpha effective August 1, 2021. The principal business of Wang Family Investments is acquiring and holding securities for investment purposes.
Item 4.    Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 1, 2021, Wang Family Investments exchanged 815,206 shares of Class B common stock of the Company, together with a corresponding number of Class B-1 units of QL Holdings LLC, for an equal number of shares of Class A Common Stock of the Company and subsequently sold such 815,206 shares of Class A Common Stock in one or more market transactions. On May 2, 2022, Wang Family Investments exchanged 250,000 shares of Class B common stock of the Company, together with a corresponding number of Class B-1 units of QL Holdings LLC, for an equal number of shares of Class A common stock of the Company. As of the date of this Statement, Wang Family Investments holds 1,750,000 Class B-1 units and 1,750,000 shares of Class B Common Stock, which may be exchanged for 1,750,000 shares of Class A Common Stock pursuant to the Exchange Agreement.

Item 5.    Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The Reporting Persons may be deemed to beneficially own in the aggregate 2,000,000 shares of Class A Common Stock, representing approximately

4.8% of MediaAlpha’s outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022.
(b)    Ambrose Wang beneficially owns and has sole voting and dispositive power over 2,000,000 shares of Class A Common Stock, comprised of (i) 250,000 shares of Class A Common Stock and (ii) 2,000,000 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock), all of which are owned by Wang Family Investments. By virtue of his position as Manager of Wang Family Investments, Mr. Wang may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by Wang Family Investments.
(c)    On November 2, 2021, Ambrose Wang sold 38,839 shares of Class A Common Stock at a price of $15.23 per share, and Wang Family Investments sold 815,206 shares of Class A Common Stock at a price of $15.23 per share, both of which sales were made as block trades.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
(e)    As of November 2, 2021, the Reporting Persons are no longer deemed to beneficially own more than five percent of MediaAlpha’s outstanding shares of Class A Common Stock. The Reporting Persons may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this Statement, 18,817,930 shares of Class A Common Stock and 18,464,796 shares of Class B Common Stock are beneficially owned by parties to the Stockholders Agreement that have agreed to vote in favor of each other’s designations to the Board.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of: June 22, 2022

By:	/s/ Ambrose Wang
Name:	Ambrose Wang

By: Wang Family Investments LLC

By:	/s/ Ambrose Wang
Name:	Ambrose Wang
Title:	Manager